

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 6, 2017

Via E-Mail
Robert A. Minicucci
Chairman of the Board
Amdocs Limited
Hirzel House, Smith Street
St. Peter Port
Island of Guernsey
GY1 2NG

      Re: Amdocs Limited
              Form 20-F for the Fiscal Year Ended September 30, 2016
              Filed December 12, 2016
              File No. 1-14840

Dear Mr. Minicucci:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

General

1. Section 5.08(b) of a December 12, 2014 credit agreement that you filed as Exhibit 99.1 to a Form 6-K indicates that in limited circumstances you may engage in business in Syria and Sudan. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, resellers, customers, or other direct or indirect arrangements. For instance, you identify Deutsche Telekom as a customer. We located a news article reporting that you received certification by Huawei for the delivery of a pre-

integrated network fulfillment solution for the Huawei U2000 network management system. Both Deutsche Telekom and Huawei have been reported to do business in Syria and/or Sudan. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Matthew E Smith
Secretary
Amdocs Limited

Barbara Jacobs
Assistant Director
Division of Corporation Finance